[redacted]

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

10029559

UNI
SECURITIES AND
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities LLC - CRD#:47710

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 South Main Street, Suite 367
(No. and Street)

Naperville (City) IL (State) 60540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell D. Burks (630-579-1683)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

Ste. 900, 171 17th St., N.W. (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

"OFFICIAL SEAL"
Denise A. Modica
Notary Public, State of Illinois
My Commission Expires Nov. 27, 2010

2/23/10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANSLEY SECURITIES, LLC

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2009

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Ansley Securities, LLC (the Company), a wholly owned subsidiary of Ansley Capital Group, LLC, at December 31, 2009, and the related statements of income, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ansley Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith & Howard

February 23, 2010

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets		
Cash	$	1,791
Accounts receivable		160,000
Investments		5,946
	$	167,737

MEMBER'S CAPITAL

Member's Capital	$	167,737
	$	167,737

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues		
Advisory fees	$	15,320
Retainer fees and other income		360,540
		375,860
Expenses		24,651
Net Income	$	351,209

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2009

Member's Capital at December 31, 2008	$	334,692
Net Income		351,209
Distributions		(518,164)
Member's Capital at December 31, 2009	$	167,737

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities		
Cash received from customers	$	542,327
Cash paid to suppliers and employees		(24,651)
Net Cash Provided by Operating Activities		517,676
Cash Flows From Financing Activities		
Distributions		(518,164)
Net Cash Required by Financing Activities		(518,164)
Net Decrease in Cash		(488)
Cash at Beginning of Year		2,279
Cash at End of Year	$	1,791

Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	351,209
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Unrealized losses on trading securities		1,467
Decrease in accounts receivable		165,000
Total Adjustments		166,467
Net Cash Provided by Operating Activities	$	517,676

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

Ansley Securities, LLC (the Company), a wholly owned subsidiary of Ansley Capital Group, LLC (the Parent), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

During 2009, substantially all revenues earned were as a result of services provided for five customers.

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP"). In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Company no longer references to particular standards of GAAP. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date which the financial statements were available to be issued.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable. As a result of recent liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Investments

Investments consist of trading securities for which realized and unrealized gains/losses are recognized in the statement of income.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

As a limited liability company, earnings and losses will be included in the income tax returns of the member. Accordingly, the Company does not incur income tax obligations.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

NOTE 2 – COMMITMENT

During 2009, the Company incurred $24,000 in expenses relating to a management agreement with the Parent in which the Company is obligated to pay in consideration of rent and other operating expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2009 and the net capital was $6,845.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Member
Ansley Securities, LLC
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Ansley Securities, LLC taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 23, 2010

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2009

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2009	$ 167,737	$ -	$ 167,737
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2009	167,737	-	167,737
Deduct: total non-allowable assets from balance sheet at December 31, 2009	(160,000)	-	(160,000)
Net capital before haircuts on security positions at December 31, 2009	7,737	-	7,737
Haircuts on securities at December 31, 2009	(892)	-	(892)
Net capital at December 31, 2009	$ 6,845	$ -	$ 6,845

ANSLEY SECURITIES, LLC
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

During the year ended December 31, 2009, there were no liabilities subordinated to general creditors.

February 23, 2010

Member
Ansley Securities, LLC.
Atlanta, Georgia

We have audited the financial statements of Ansley Securities, LLC ("the Company") as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010.

Our professional standards require that we communicate with you concerning certain matters that may be of interest to you in fulfilling your obligation to oversee the financial reporting and disclosure process for which management of the Company is responsible. We have prepared the following comments to assist you in fulfilling that obligation.

Our Responsibility Under Auditing Standards Generally Accepted in the United States of America

Our responsibility under auditing standards generally accepted in the United States of America requires, among other things, that we obtain an understanding of the Company's internal controls to enable us to properly plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. We noted no matters involving the Company's internal control and its operations that we consider to be a material weakness.

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. During the year, the Company evaluated all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Audit Adjustments

Our audit was designed to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatements, whether by error or fraud. In addition, we are obligated by auditing standards generally accepted in the United States of America to inform you of any adjustments arising from the audit that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process. There were no journal entries made by us at December 31, 2009.

In addition, we are obligated by auditing standards generally accepted in the United States of America to inform you about uncorrected misstatements (regardless of whether they have a significant effect on the financial reporting process) aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. We noted that there were no uncorrected misstatements discussed with management of the Company that would have resulted in a change in the net income of the Company.

Disagreements with Management

We have not had any disagreements with management related to matters that are material to the Company's 2009 financial statements.

Consultation with Other Accountants

We are not aware of any consultation that management may have had with other accountants about auditing and accounting matters during 2009.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention of the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

In our judgment, we received the full cooperation of the Company's management and their staff and had unrestricted access to the Company's management in the performance of our audit.

Management Advisory Services

The Company did not engage us to perform any management advisory services during 2009.

This report is intended solely for the information and use of the management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We will be pleased to discuss this report with you further at your convenience.

Sincerely,

Smith & Howard

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the financial statements of Ansley Securities, LLC (the "Company") as of and for the year ended December 31, 2009 and have issued our report thereon, dated February 23, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(I) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are private placement and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

February 23, 2010



SMITH & HOWARD

Certified Public Accountants and Advisers

171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM